SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Persons (Offeror))
wholly owned by
Sergey Solonin
(Name of Filing Persons (Affiliate of Offeror))
Class B ordinary shares, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share
(Title of Class of Securities)
74735M108
(CUSIP Number of Class of Securities)
Natallia Makarava
5, Dimitraki Christodoulou
3rd Floor
Flat/Office 303
P.C. 1035, Nicosia, Cyprus
+357 22 032793
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:
Curtis L. Mo, Esq.
J.A. Glaccum, Esq.
Drew M. Valentine, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California
94303-2214
(650) 833-2000
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon: ☐
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 19, 2022, as amended on August 8, 2022 (the “Schedule TO”), relating to the offer by Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”), to the stockholders of the Company to tender up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), in each case as they may be amended and supplemented from time to time (collectively, the “Offer”).
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.
Items 1 through 11.
Item 10 of the Schedule TO is hereby amended and supplemented by deleting the text of Item 10 in its entirety and replacing it with the following:
(a) The Offeror is the entity that will accept the Shares or Shares represented by ADSs for purchase in the Offer and pay the Purchase Price. The Offeror is a holding company of Mr. Solonin with no revenue and marginal assets. As of August 5, 2022, the Offeror had $20,000,000 in cash and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited with the Depositary for payment upon completion of the Offer. See Section 16 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference, for an estimate of the fees and expenses.
As of August 12, 2022, the net worth of Mr. Solonin was in excess of $188.0 million, approximately $17.0 million of which is derived from liquid assets and approximately $172.0 million from illiquid assets. These liquid assets consist primarily of cash. Mr. Solonin’s illiquid assets primarily consist of long-term equity investments, including an estimated $26.0 million worth of the Company’s class A ordinary shares (based on an as converted to Shares price at the Purchase Price). Mr. Solonin does not have any contingent liabilities that are material compared to his net worth. Mr. Solonin has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Mr. Solonin has sufficient funds to pay when due.
(b) Not applicable.
Summary Term Sheet
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the second paragraph under the question “What is the purpose of the Offer?” and replacing it with the following four paragraphs:
While the ADSs are also listed for trading on the MOEX, trading by non-Russian investors on MOEX has been significantly restricted (the “MOEX Restrictions”). Since February 28, 2022, the Central Bank of Russia has temporarily prohibited brokers in Russia from executing transactions for the sale of securities on behalf of non-Russian residents. The same day, MOEX suspended trading in all equity securities (including Shares represented by ADSs). Trading in the Company’s ADSs on MOEX resumed on March 29, 2022, but only if such trading is carried out by Russian nationals. Further, in the beginning of March 2022 the international settlement system Euroclear suspended interactions with the Russian National Settlement Depositary, making it impossible for trades to settle between investors that acquired the Company’s ADSs on Nasdaq and investors on MOEX. In August 2022, MOEX announced that non-Russian investors in certain jurisdictions are permitted to trade in MOEX’s derivatives markets, but MOEX has not similarly eased restrictions on trading in equity securities (including Shares represented by ADSs) by non-Russian investors. Accordingly, as of the date of this Offer to Purchase, the market for Shares and Shares represented by ADSs on MOEX remains limited to Russian nationals within Russia.
Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, has decided to provide liquidity to the Company’s stockholders who otherwise do not have access to the ability to trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions through a tender offer to repurchase the Shares and Shares represented by ADSs. As described by in the section of this Offer to Purchase titled “THE OFFER — 3. Procedures for Tendering Shares”, the Shares (including Shares represented by ADSs) must be delivered to Pacific Stock Transfer as the Depositary in order to constitute a valid tender under the Offer. As a result of the European Union’s sanctions on the National Securities Depositary of Russia and the lack of cooperation between Euroclear and the Russian National Settlement Depositary, at the present time, any Shares or Shares represented by ADSs purchased by the Offeror in the Offer cannot be transferred by the Offeror or Mr. Solonin from their accounts outside of Russia, including the Depositary, into the Russian securities depository for resale on MOEX. As described above, this lack of cooperation between Euroclear and the Russian National Settlement Depositary has affected the ability of Shares and Shares represented by ADSs to be transferred from accounts outside of Russia into the Russian National Settlement Depositary for sale on MOEX since the beginning of March 2022.
The trading of Shares that have been purchased and remain within the MOEX settlement system (i.e., are stored in the Russian National Settlement Depositary) has not been affected by these transferability issues. The prices reflecting such trading on MOEX are presented elsewhere in this Offer to Purchase, including in the section titled “THE OFFER — 8. Price Range of the Shares; Dividends.”
The ability of Mr. Solonin to sell on MOEX the Shares or Shares represented by ADSs purchased by him in the Offer is the same as the ability of any other shareholder to sell on MOEX Shares or Shares represented by ADSs purchased and held by such shareholder in a settlement system outside of MOEX. While Mr. Solonin is a Russian citizen, and thereby able to trade Shares generally on MOEX, he lives in Cyprus and is a Cyprus tax resident and will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts in Cyprus into the Russian securities depository for resale on MOEX due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by adding the following after the last paragraph under the question “Does the Offeror have the financial resources to make payment? How will the Offeror pay for the Shares?”:
As of August 5, 2022, the Offeror had $20,000,000 in cash and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited with the Depositary for payment upon completion of the Offer.
As of August 12, 2022, the net worth of Mr. Solonin was in excess of $188.0 million, approximately $17.0 million of which is derived from liquid assets and approximately $172.0 million from illiquid assets. These liquid assets consist primarily of cash. Mr. Solonin’s illiquid assets primarily consist of long-term equity investments, including an estimated $26.0 million worth of the Company’s class A ordinary shares (based on an as converted to Shares price at the Purchase Price). Mr. Solonin does not have any contingent liabilities that are material compared to his net worth. Mr. Solonin has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Mr. Solonin has sufficient funds to pay when due.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the response under the question “Is the

Offeror’s financial condition relevant to my decision on whether to tender in the Offer?” and replacing it with the following response:
The Offeror is a holding company of Mr. Solonin with no revenue and marginal assets. As of August 5, 2022, the Offeror had $20,000,000 in cash and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited with the Depositary for payment upon completion of the Offer.
As of August 12, 2022, the net worth of Mr. Solonin was in excess of $188.0 million, approximately $17.0 million of which is derived from liquid assets and approximately $172.0 million from illiquid assets. These liquid assets consist primarily of cash. Mr. Solonin’s illiquid assets primarily consist of long-term equity investments, including an estimated $26.0 million worth of the Company’s class A ordinary shares (based on an as converted to Shares price at the Purchase Price). Mr. Solonin does not have any contingent liabilities that are material compared to his net worth. Mr. Solonin has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Mr. Solonin has sufficient funds to pay when due.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by deleting in its entirety the paragraph under the question “How was the Purchase Price for the Shares of Shares represented by ADSs determined?” and replacing it with the following paragraph:
The Purchase Price of $2.50 is less than the Halted Price of $5.67 as well as the closing price of the ADSs on the MOEX on July 18, 2022 of ₽284.5 per Share, or $5.03 per Share using the Central Bank of Russia’s exchange rate as of July 18, 2022 of ₽56.5616 to $1.00. The difference between the Purchase Price on the one hand and the Halted Price or the trading price of the ADSs on the MOEX on the other hand reflects the Offeror and Mr. Solonin’s evaluation of the estimated embedded discount that accompanies securities for which there is an inability to quickly convert such security into cash, otherwise known as a lack of liquidity discount. Because non-Russian holders of Shares and Shares represented by ADSs cannot access trading on MOEX due to the Trading Restrictions, and Nasdaq halted trading of the ADSs, holders of the Shares and Shares represented by ADSs no longer have the same access to liquidity for the Shares and the Shares represented by ADSs as existed just prior to the Trading Halt and the MOEX Restrictions. Accordingly, the Offeror and Mr. Solonin determined the Purchase Price of $2.50 per Share (including Shares represented by ADSs), in lieu of a market price pricing in the current lack of liquidity of the Shares and ADSs and the circumstances of the Company, to reflect this lack of liquidity discount, as well as the substantial change in circumstances from the last date of trading on Nasdaq to the determination of the Purchase Price, including the high level of uncertainty regarding the Company’s prospects in connection with the hostilities in Ukraine. The discount applied to determine the Purchase Price is based on trading prices of securities of similarly situated issuers with (i) a nexus to the Russian Federation, (ii) securities simultaneously listed on the MOEX and exchanges outside of the Russian Federation and (iii) similar trading halts to that of QIWI or other difficulties in connection with the ongoing hostilities in Ukraine. For example, the Offeror and Mr. Solonin observed a 66% relative decrease from prior to the start of the hostilities in Ukraine to the time of the determination of the Purchase Price, in the trading prices of the shares of United Company RUSAL, a publicly traded company with significant Russian operations and the target of Sanctions on MOEX versus the same shares on the Hong Kong Exchanges and Clearing Market. Similarly, the Offeror and Mr. Solonin observed a 30% difference in the trading prices of the shares of VEON Ltd., a publicly traded company with a Russian nexus and the target of Sanctions on MOEX versus the same shares on Nasdaq. While there are always differences in circumstances between issuers of securities with ties to the Russian Federation, including different industries and the impact of Sanctions, the lack of liquidity discount applied to determine the Purchase Price reflects this recent market data showing a difference in trading prices of shares listed on MOEX and other exchanges where the trading volume has been reduced as a result of the hostilities in Ukraine. Because trading of the Shares and ADSs on Nasdaq has ceased and investors subject to the MOEX Restrictions cannot access liquidity for the Shares and Shares represented by ADSs, the Offeror and Mr. Solonin believe the decreases in the relative trading prices of the above-mentioned companies are instructive for determining a price at which holders would tender Shares and Shares represented by ADSs for purchase in the Offer. While a tender offer is typically made at a premium to the current trading price for the securities subject to the tender offer, the Offeror and Mr. Solonin do not believe the Halted Price nor any recent closing price of the Shares on the MOEX represents the circumstances faced by investors in the Shares and ADSs, in particular that the primary trading market, Nasdaq, halted trading. They thereby do not believe there is an accurate current trading price to use as a baseline for determining such a premium. As such, they have relied on the above-mentioned factors in determining a price they believe investors would tender their Shares and ADSs into the Offer.
THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 2. Purpose of the Offer; Certain Effects of the Offer” is hereby amended and supplemented by deleting in its entirety the third paragraph below under subheading “Purpose of the Offer” and replacing it with the following three paragraphs:
While the ADSs are also listed for trading on the MOEX, trading by non-Russian investors on MOEX has been significantly restricted (the “MOEX Restrictions”). Since February 28, 2022, the Central Bank of Russia has temporarily prohibited brokers in Russia from executing transactions for the sale of securities on behalf of non-Russian residents. The same day, MOEX suspended trading in all equity securities (including Shares represented by ADSs). Trading in the Company’s ADSs on MOEX resumed on March 29, 2022, but only if such trading is carried out by Russian nationals. Further, in the beginning of March 2022 the international settlement system Euroclear suspended interactions with the Russian National Settlement Depositary, making it impossible for trades to settle between investors that acquired the Company’s ADSs on Nasdaq and investors on MOEX. In August 2022, MOEX announced that non-Russian investors in certain jurisdictions are permitted to trade in MOEX’s derivatives markets, but MOEX has not similarly eased restrictions on trading in equity securities (including Shares represented by ADSs) by non-Russian investors. Accordingly, as of the date of this Offer to Purchase, the market for Shares and Shares represented by ADSs on MOEX remains limited to Russian nationals within Russia.
Mr. Solonin, the Company’s controlling shareholder and chairman of the Board, through the Offeror, an entity wholly owned by Mr. Solonin, has decided to provide liquidity to the Company’s stockholders who otherwise do not have access to the ability to trade the Shares or Shares represented by ADSs because of the Trading Halt or the MOEX Restrictions through a tender offer to repurchase the Shares and Shares represented by ADSs. As described by in the section of this Offer to Purchase titled “THE OFFER — 3. Procedures for Tendering Shares”, the Shares (including Shares represented by ADSs) must be delivered to the Depositary in order to constitute a valid tender under the Offer. As a result of the European Union’s sanctions on the National Securities Depositary of Russia and the lack of cooperation between Euroclear and the Russian National Settlement Depositary, at the present time, any Shares or Shares represented by ADSs purchased by the Offeror in the Offer cannot be transferred by the Offeror or Mr. Solonin from their accounts outside of Russia, including the Depositary, into the Russian securities depository for resale on MOEX. As described above, this lack of cooperation between Euroclear and the Russian National Settlement Depositary has affected the ability of Shares and Shares represented by ADSs to be transferred from accounts outside of Russia into the Russian National Settlement Depositary for sale on MOEX since the beginning of March 2022.
The trading of Shares that have been purchased and remain within the MOEX settlement system (i.e., are stored in the Russian National Settlement Depositary) has not been affected by these transferability issues. The prices reflecting such trading on MOEX are presented elsewhere in this Offer to Purchase, including in the section titled “THE OFFER — 8. Price Range of the Shares; Dividends.”
The ability of Mr. Solonin to sell on MOEX the Shares or Shares represented by ADSs purchased by him in the Offer is the same as the ability of any other shareholder to sell on MOEX Shares or Shares represented by ADSs purchased and held by such shareholder in a settlement system outside of MOEX. While Mr. Solonin is a Russian citizen, and thereby able to trade Shares generally on MOEX, he lives in Cyprus and is a Cyprus tax resident and will not be able to transfer any Shares or ADSs purchased in the Offer from his accounts in Cyprus into the Russian securities depository for resale on MOEX due to European Union sanctions on the National Securities Depository of Russia. Mr. Solonin intends to hold the Shares acquired through the Offer for investment purposes.
THE OFFER — 8. Price Range of the Shares; Dividends
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 8. Price Range of the Shares; Dividends” is hereby amended and supplemented by deleting the second paragraph in its entirety and replacing it with the following:
The ADSs are also listed for trading on MOEX under the symbol “QIWI.” Trading by non-Russian investors on MOEX has been significantly restricted. Since February 28, 2022, the Central Bank of Russia has temporarily prohibited brokers in Russia from executing transactions for the sale of securities on behalf of non-Russian residents. The same day, MOEX suspended trading in all equity securities (including Shares represented by ADSs). Trading in the Company’s ADSs on MOEX resumed on March 29, 2022, but only if such trading is carried out by Russian nationals. Further, in the beginning of March 2022 the international settlement system Euroclear suspended interactions with the Russian National Settlement Depositary, making it impossible for trades to settle between investors that acquired the Company’s ADSs on Nasdaq and investors on MOEX. In August 2022, MOEX announced that non-Russian investors in certain jurisdictions are permitted to trade in MOEX’s derivatives markets, but MOEX has not similarly eased restrictions on trading in equity securities (including Shares represented by ADSs) by non-Russian investors. Accordingly, as of the date of this Offer to Purchase, the market for Shares and Shares represented by ADSs on MOEX remains limited to Russian nationals within Russia. The Offeror has no indication when such restrictions will be lifted. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share represented by ADSs in Russian Rubles as reported on MOEX.
THE OFFER — 9. Source and Amount of Funds
The information set forth in the section of the Offer to Purchase titled “THE OFFER — 9. Source and Amount of Funds” is hereby amended and supplemented by adding the following after the last paragraph of the section:
The Offeror is a holding company of Mr. Solonin with no revenue and marginal assets. As of August 5, 2022, the Offeror had $20,000,000 in cash and no liabilities other than immaterial administrative expenses and the payment of fees and expenses with respect to the Offer, with such amount already deposited with the Depositary for payment upon completion of the Offer.
As of August 12, 2022, the net worth of Mr. Solonin was in excess of $188.0 million, approximately $17.0 million of which is derived from liquid assets and approximately $172.0 million from illiquid assets. These liquid assets consist primarily of cash. Mr. Solonin’s illiquid assets primarily consist of long-term equity investments, including an estimated $26.0 million worth of the Company’s class A ordinary shares (based on an as converted to Shares price at the Purchase Price). Mr. Solonin does not have any contingent liabilities that are material compared to his net worth. Mr. Solonin has no liabilities that are due and payable prior to the Expiration Date, other than immaterial liabilities for which Mr. Solonin has sufficient funds to pay when due.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DALLIANCE SERVICES COMPANY
By:
/s/ Natallia Makarava

Name:
Natallia Makarava

Title:
Director

SERGEY SOLONIN
/s/ Sergey Solonin

Dated: August 17, 2022

EXHIBIT INDEX
Exhibit
(a)(1)(A)	Offer to Purchase, dated July 19, 2022.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Summary Advertisement, dated July 19, 2022*
(a)(5)(B)	Press Release, dated August 8, 2022**
(b)	Not Applicable.
(d)(1)	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333‑191221, filed on September 30, 2013).
(g)	Not Applicable.
(h)	Not Applicable.
107	Filing Fee Table*

*
Previously filed on July 19, 2022 as an exhibit to the Schedule TO.

**
Previously filed on August 8, 2022 as an exhibit to the Schedule TO.